EXHIBIT 99.5

CREAM MINERALS LTD.

(the “Company”)
890 – 789 West Pender Street
Vancouver, BC V6C 1H2
Telephone:  604-687-4622
Fax:  604-687-4212

INFORMATION CIRCULAR
(As at August 28, 2013, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general and special meeting (the “Meeting”) of the Company to be held at 1:00pm (Vancouver time) on Friday, September 27, 2013 and at any adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as: a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the form of proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you are a non-registered holder and wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and returns the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non-objecting beneficial owners”, and the Company has engaged Broadridge Financial Solutions, Inc. to mail the meeting materials directly to “non-objecting beneficial owners”. These securityholder materials are being sent to both registered and non-registered holders. If you are a non-registered holder, and the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company is not sending proxy-related materials to registered holders or beneficial holders using notice-and-access, as such term is defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.  The Company has elected to pay for the delivery costs to “objecting beneficial owners” as such term is defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his or her attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the “shares”), of which 155,340,582 shares are issued and outstanding as of August 28, 2013. Persons who are registered shareholders at the close of business on the record date, Wednesday, August 29, 2013 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following, which information has been provided to the Company by the applicable shareholders as of August 28, 2013.

Name	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Frank A. Lang	26,582,617(1)	17.11
Pinetree Resource Partnership(2)	15,414,000	9.92

(1)	Of these, 5,371,204 shares are held by Dauntless Developments Ltd. and 3,383,403 shares are held by Lang Mining Corporation, each a private company controlled by Frank A. Lang.
(2)	The beneficial owners of these shares are not known.

PARTICULARS OF MATTERS TO BE ACTED UPON

A simple majority of the votes cast by the shareholders entitled to vote on each of the matters described herein is required in order for the passage of the resolutions described herein.

Appointment of Auditor

Morgan & Company, Chartered Accountants, are the Company’s current auditors.  At the Meeting, the shareholders of the Company will be asked to vote for the re-appointment of Morgan & Company, Chartered Accountants, as auditors of the Company.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE RE-APPOINTMENT OF MORGAN & COMPANY, CHARTERED ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY TO HOLD OFFICE FOR THE ENSUING YEAR.

In the event of an absence of direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of  the re-appointment of Morgan & Company, Chartered Accountants as the auditor of the Company to hold office for the ensuing year.

Fixing the Number of and Election of Directors

The term of office of each of the present directors expires at the Meeting. Christopher Hebb, Michael O’Connor, Gerald Feldman, Robin Merrifield and Dwayne Melrose have resolved not to stand for re-election at the Meeting.  Ronald Lang will stand for re-election, as well as Darryl Drummond and Benjamin Ainsworth as the Company’s nominees for election as directors of the Company for the ensuing year. All nominees have indicated their willingness to stand for election to the Board of Directors of the Company. Each elected director will hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company’s articles or the provisions of the Business Corporations Act (British Columbia).

Shareholder approval will also be sought to fix the number of directors of the Company at three (3). THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE FIXING OF THE NUMBER OF DIRECTORS AT THREE (3). In the event of an absence of direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of fixing the number of Directors at three (3).

Management does not contemplate any of the nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by management designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his or her shares are to be withheld from voting in the election of directors.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES OF MANAGEMENT WHOSE NAMES ARE SET FORTH HEREIN.

In the event of an absence of direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of the nominees of management herein listed.

The Company’s board of directors (the “Board”) has an Audit Committee and also a Compensation and Corporate Governance Committee.  It is anticipated that members of the Audit Committee and Compensation and Corporate Governance Committee will be appointed from the slate of newly elected directors below.  See “AUDIT COMMITTEE” and “CORPORATE GOVERNANCE DISCLOSURE” below for more detail.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
RONALD LANG British Columbia, Canada Director	Businessman and consultant to companies in the junior resource sector	Served as a director from 1989 to 2005 and since June 2011	2,055,081(1)
BENJAMIN AINSWORTH British Columbia, Canada Nominated as Director	CEO and Director of Alpha Minerals Inc., President and Director of Canyon Copper Corp., former Director of Hathor Exploration Ltd, Senior Geologist and Mining Consultant, Principal of Ainsworth- Jenkins Holdings Inc.	None; nominated as director	43,000
A. DARRYL DRUMMOND British Columbia, Canada Nominated as Director	Consulting Geologist Engineer; Director of Gold Port Resources Ltd from 2004 to present; Director of Valgold Resources Ltd. from 2003 to 2013; Director of Minera Andes from 1996 to 2008.	None; nominated as director	665,000(2)

(1)	Of these, 100,000 shares are held by Mr. Lang’s spouse and controlled by Mr. Lang, and 286,140 shares are held by Mr. Lang’s son and are controlled by Mr. Lang.
(2)	Of these, 450,000 shares are held beneficially by Dr. Drummond through Quad D Holdings Corporation.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, other than as set forth below, no proposed director:

(a)
is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

(i)
was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO of such company but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency  or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ronald Lang was an officer of Soda Creek Resources Corp., a privately-held Yukon Territory corporation, during which time Soda Creek was subject to a petition into bankruptcy.  The bankruptcy occurred on May 25, 2012, and Soda Creek was discharged on June 15, 2012.  Mr. Lang indemnified the trustees, to allow for disposal of assets and payment of creditors.

Darryl Drummond was a director of ValGold Resources Ltd. (“ValGold”) from November 2003 to June 2013.  In November 2008, ValGold determined that it would not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 by the prescribed filing deadline of November 28, 2008, and applied to the British Columbia Securities Commission and, on December 9, 2008, was granted a Management Cease Trade Order, pursuant to National Policy 12-203 - Cease Trade Orders for Continuous Disclosure Defaults. The Management Cease Trade Order prohibited trading in securities of ValGold, whether direct or indirect, by:

1. ValGold’s Chief Executive Officer;

2. ValGold’s Chief Financial Officer; and

3. the members of the board of directors of ValGold or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to ValGold that has not been generally disclosed.

On January 27, 2009, ValGold completed the required filings and on January 28, 2009, the Executive Director of the British Columbia Securities Commission ordered that the Management Cease Trade Order be revoked.

Reorganization, Private Placement and Approval of Creation of New Control Person

Background

On August 28, 2013, the Company’s Board of Directors approved a proposed corporate reorganization (the “Reorganization”).  The Reorganization includes a proposed consolidation of all of Cream’s outstanding shares on a 10 (ten) for 1(one) basis (the “Share Consolidation”), and concurrent with the Share Consolidation, the completion of a non-brokered private placement of up to 10,000,000 (on a post-Share Consolidation basis) units (“Units”) at a price of $0.10 per Unit for gross proceeds of up to $1,000,000 (the “Private Placement”), of which of which 6,000,000 Units (for gross proceeds of $600,000) shall be the minimum offering.  Mr. Frank Lang, former Chairman and a current shareholder of the Company who presently holds approximately 17.1% of the issued and outstanding shares of the Company, has agreed, subject to attainment of all necessary shareholder and regulatory approvals, to subscribe or arrange for the subscription of the minimum offering of $600,000 of the Private Placement.

Each Unit will be comprised of one share and one share purchase warrant (“Warrant”), with each Warrant entitling the holder thereof to purchase one additional share of the Company at the price of $0.25 for a term of two years after the closing of the Private Placement.  The Reorganization also includes a proposed name change of the Company to “Agave Silver Corp.”, or such other name as the TSX Venture Exchange may accept (the “Name Change”).

In connection with the Reorganization, Michael O’Connor, Christopher Hebb, Robin Merrifield, Gerald Feldman and Dwayne Melrose will not stand for re-election at the Meeting, and Benjamin Ainsworth and Darryl Drummond will stand for election  as new directors.  Ronald Lang will seek re-election as a director.  See “Fixing the Number and Election of Directors” above for more detail.

Following the Reorganization, Michael O’Connor has agreed to step down as President and Chief Executive Officer, and Ronald Lang will be appointed as the new President and Chief Executive Officer. See “Termination and Change of Control Benefits” below for more detail.  It is anticipated that Darryl Drummond will serve as lead director in accordance with Canadian securities laws best practices and Angela Yap, Chief Financial Officer, will remain with the Company.

Subject to the approval by the shareholders of the Company of the Control Person Resolution (as defined below) at the Meeting, the Company intends to  complete the Share Consolidation, Name Change and Private Placement promptly following the Meeting.  The Share Consolidation, Private Placement and Name Change are all subject to the approval of the TSX Venture Exchange.

If the aforementioned shareholder and regulatory approval are not obtained, the Company will not proceed with the Private Placement, Share Consolidation and Name Change.

Approval of Creation of New Control Person

The TSX Venture Exchange Corporate Finance Manual Policy 4.1 – Private Placements (“Policy 4.1”) requires that where a transaction creates a new “Control Person”, the approval of a majority of securityholders (other than such new Control Person) is required. A Control Person for the purposes of Policy 4.1 includes any shareholder holding 20% or more of the shares, except where there is evidence showing that such shareholder does not materially affect control of the Company.

As disclosed above, upon completion of the Private Placement (assuming maximum gross proceeds of $1,000,000), Frank Lang may hold up to 8,658,262 shares of the Company (on a post-Share Consolidation basis) being approximately 34% of the outstanding shares on an undiluted basis (on a post-Share Consolidation basis) and 22% of the outstanding shares on a fully-diluted basis (on a post-Share Consolidation basis).  Frank Lang would therefore become a Control Person of the Company upon the completion of the Private Placement.

The Board believes that the creation of a new Control Person will be of great benefit to the Company and its shareholders and as a result, has determined that Mr. Lang’s participation in the Private Placement is in the best interests of the Company. In accordance with applicable securities laws, only the votes of disinterested shareholders of the Company eligible to vote will be counted towards the approval of the Control Person Resolution (as defined below), and therefore the 26,582,617 shares (pre-Share Consolidation) held by Frank Lang will be excluded from the vote on the Control Person Resolution.

Accordingly, at the Meeting, disinterested shareholders will be asked to approve the following ordinary resolution approving the creation of a new Control Person (the “Control Person Resolution”) as follows:

“BE IT RESOLVED, as an ordinary resolution of disinterested shareholders THAT:

1.	the acquisition by Frank Lang of up to 600,000 (post-Share Consolidation) Units at a price of $0.10 per Unit pursuant to the Private Placement is hereby approved;

2.
the creation of Frank Lang,  pursuant to the Private Placement, as a Control Person of the Company in accordance with Policy 4.1 – Private Placements of the TSX Venture Exchange Corporate Finance Manual is hereby approved;

3.	all capitalized terms referred to in this ordinary resolution shall have the meanings ascribed thereto in the Company’s management information circular dated August 28, 2013; and

4.
any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as, in the opinion of such officer or director, may be necessary or desirable to give effect to this resolution.”

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE CONTROL PERSON RESOLUTION.

In the event of an absence of direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of the Control Person Resolution.

By virtue of holding more than 10% of the issued and outstanding shares of the Company, Frank Lang is a “related party” to the Company and his proposed participation in the Private Placement is considered to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101").  Mr. Lang’s proposed participation in the Private Placement will be exempt from the formal valuation requirement of MI 61-101 on the basis that the Private Placement is a distribution of securities of the Company to Mr. Lang for cash consideration and neither the Company nor, to the knowledge of the Company after reasonable inquiry, Mr. Lang has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

Notwithstanding that the Company is seeking disinterested shareholder approval for Mr. Lang's participation in the Private Placement as required by the policies of the TSX Venture Exchange, his participation in the Private Placement will be exempt from the minority approval requirement of MI 61-101 on the following basis:  (a) the Company is not listed on certain specified stock exchanges; (b) neither the fair market value of the maximum number of Units that may be purchased by Mr. Lang under the Private Placement, nor the maximum purchase price payable by Mr. Lang for such securities, will exceed $2,500,000; and (c) the Board of Directors, which includes all independent members of the Board, have unanimously approved of Mr. Lang's proposed participation in the Private Placement.

Approval of Amendment to Stock Option Plan

The board of directors of the Company has adopted a stock option plan (the “Plan”) which was last confirmed by the shareholders at the meeting held on December 13, 2012, in accordance with the policies of the TSX Venture Exchange. The Plan provides that the total number of shares reserved for issuance pursuant to the Plan shall not exceed 10% of the issued and outstanding common shares of the Company. For further details on the Plan, see “Stock Option Plan” below.

In order to meet the objectives of the Company’s compensation program, the Company has proposed that the shareholders approve an amendment to the Plan at the Meeting to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500  shares of the Company, on a post-Share Consolidation basis (the “Amendment”).  Other than the Amendment, all other terms of the Plan will remain the same.

As of the date of this circular, a total of 923,500 options (assuming post-Share Consolidation) are currently outstanding under the Plan.  Assuming that the Amendment is approved by the shareholders and the minimum offering under the Private Placement is completed, a further 1,800,000 options (post-Share Consolidation), or 8.3% of the issued and outstanding shares of the Company as of the date of this circular, will become available for grant under the Plan.

Under the policies of the TSX Venture Exchange, the Amendment must be approved by the majority of the Company’s shareholders, in person or by proxy at the Meeting, to be effective. The Amendment must also be approved by the TSX Venture Exchange.  Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

“BE IT RESOLVED as an ordinary resolution of the shareholders that, subject to the approval of the TSX Venture Exchange:

1.           the amendment to the Company’s stock option plan to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company  (on a post-Share Consolidation basis) be and is hereby approved;

2.           the Company’s stock option plan, as amended by paragraph 1 above, be and is hereby approved; and

3.           any director or officer of the Company  be and is hereby authorized, for and on behalf of the Company  to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and exchanges, as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby.”

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE AMENDMENT TO THE COMPANY’S OPTION PLAN.

In the event of an absence of direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of the approval of the Amendment to the Company’s stock option plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the “CCGC”) of the Board is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The CCGC aims to ensure that total compensation paid to executive officers and directors is fair and reasonable and is consistent with the Company’s compensation philosophy.

The CCGC is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Company pursuant to the Company’s stock option plan (the “Plan”).

The independent members of the current CCGC are Robin Merrifield and Gerald Feldman. Sargent Berner, formerly a member of the CCGC, resigned as a director of the Company on August 12, 2013.  Robin M. Merrifield and Gerald Feldman will not stand for re-election as directors at the Meeting, and it is anticipated that the CCGC will be reconstituted promptly following the Meeting to include members from the slate of newly elected directors. The Board is satisfied that the composition of the CCGC ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should: (i) reflect the Company’s current state of development; (ii) reflect the Company’s performance; (iii) reflect individual performance; (iv) align the interests of executives with those of the shareholders; (v) assist the Company in retaining key individuals; and (vi) reflect the Company’s overall financial status.

Compensation Components

The compensation of the executive officers comprises primarily of the following: (i) base salary; (ii) a cash bonus that may be determined by the CCGC in consideration of performance against objectives established for each executive officer and (iii) long-term incentive in the form of stock options granted in accordance with the Plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to executive officers of companies of comparable size and development within the mining exploration and development industry are considered. In establishing executive officer remuneration and the granting of stock options, the Company identified three companies which would comprise the benchmark group, consisting of companies about which the Company was knowledgeable, so as to more accurately assess the components of the benchmark in relation to such companies. The components of the benchmark are: market capitalization; number of properties owned or optioned; property activity levels; number of jurisdictions in which the Company is operating; number of employees; condition of balance sheets; compensation and option plans; and planned future activities. The companies in the benchmark group are at similar stages of development as the Company, and with exploration plans of a similar magnitude in 2012 as those of the Company. The companies in the benchmark group are Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd.

The Company did not grant incentive options in the preceding fiscal year.

The CCGC also relies on the experience of its members as officers and directors of other companies in a similar business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for approval of the CCGC.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent directors consider the Company’s performance and determine compensation based on this assessment and the recommendations of the CCGC.

Base Salary

The CCGC and the independent directors approve the salary ranges for the executive officers. The base salary review for each executive officer is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The CCGC, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Cash Bonus

The executive officers’ annual incentive bonuses depend upon relative performance and contribution towards meeting corporate objectives. Given the stage of the Company’s development, there are no predetermined, identifiable measures involved in determining the annual incentive bonus. The board reviews the recommendations of the CCGG, assesses the performance and each executive officer and determines the award, if any, at its discretion.

Stock Option Plan

The Board has established the Plan, which was last confirmed by the shareholders at the meeting held on December 13, 2012, in accordance with the policies of the TSX Venture Exchange. The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any corporation that provides management services and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan provides that the directors, or a special committee of directors appointed by the Board, may grant options to purchase shares on the terms that the directors may determine, within the limitations of the Plan.

The principal terms of the Plan are as follows:

1.
the total number of shares issuable pursuant to the Plan shall not exceed 10% of the outstanding shares from time to time.  The Company is seeking approval from the shareholders for an amendment to the Plan to change the number shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to 2,723,500 shares of the Company (post-Share Consolidation) (see “Approval of Amendment to Stock Option Plan” above for more detail);

2.
the number of shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the outstanding shares at the time of grant, unless the Company has obtained disinterested shareholder approval to exceed such limits;

3.	the aggregate number of shares reserved for issuance, within a one-year period to any one consultant of the Company may not exceed 2% of the outstanding shares at the time of grant;

4.
the aggregate number of shares reserved for issuance, within a one-year period to persons employed to provide investor relations activities may not exceed 2% of the outstanding shares at the time of the grant;

5.
the maximum number of shares reserved for issuance pursuant to Options granted to insiders of the Company at any time may not exceed 10% of the number of outstanding shares at the time of the grant, unless the Company has obtained disinterested shareholder approval to exceed such limits;

6.	the options granted will have a maximum term of 10 years from the date of grant;

7.	options are non-assignable and non-transferable;

8.
if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be; and

9.
if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the Optionees.

All options granted to executive officers are recommended by the CCGC and approved by the Board. In monitoring option grants, the CCGC takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value. The CCGC also takes in to account previous grants of options-based awards when considering new grants.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the CCGC also makes the following recommendations subject to, and in accordance with, the provision of the Plan:

•	the exercise price for each option granted;

•	the date on which each option is granted;

•	the vesting terms for each option; and

•	the other material terms and conditions of each option grant.

Option-based awards

The Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The CCGC has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Compensation Risk Management

The Board has not proceeded to an evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Going forward, the Board intends to review at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time.

The Company has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company’s securities granted as compensation or held, directly or indirectly, by directors or officers. The Company is not, however, aware of any directors or officers having entered into this type of transaction.

Compensation Governance

The CCGC of the Board is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The responsibilities, powers and operation of the CCGC are described above under “Compensation Discussion and Analysis”.

The current members(1) of the Compensation and Corporate Governance Committee are as follows.

Name of Member	Status	Experience
Robin M. Merrifield(2)	Independent
Mr. Merrifield is a Chartered Accountant (SA) with significant international and domestic experience in corporate accounting and corporate financial management at successively senior levels. In addition, Mr. Merrifield has been and is currently a member of the Board of Directors of several TSX-V listed junior resource exploration companies. Mr. Merrifield’s experience includes reviewing executive compensation and options grants.

Gerald M. Feldman(3)	Independent
Mr. Feldman is a Chartered Accountant, a partner in a public accounting firm, the CFO of a venture capital firm and serves or has served as the CFO of companies active in exploration for minerals and oil and gas. Mr. Feldman has also served or is serving on the board of directors of several TSX and TSX-V listed junior resource exploration and technology companies. In his various capacities, Mr. Feldman has reviewed executive management compensation plans and option grants for executive management and Board members.

(1)Sargent Berner, formerly a member of the CCGC, resigned as a director of the Company on August 12, 2013.
(2)Robin Merrifield will not stand for re-election as a director at the Meeting.
(3)Gerald Feldman will not stand for re-election as a director at the Meeting.

It is anticipated that the Compensation and Corporate Governance Committee will be reconstituted promptly following the Meeting to include members from the slate of newly elected directors.

No compensation consultant or advisor was retained in the prior fiscal year to assist the Board of Directors or the CCGC in determining directors and executive officers’ compensation.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for or in connection with services in all capacities to the Company and any of its subsidiaries for the three most recently completed financial years of the Company in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Michael E. O’Connor(2)	2013	180,000	N/A	Nil	N/A	N/A	N/A	35,915	215,915
President and CEO	2012	180,000	N/A	Nil	N/A	N/A	N/A	29,743	209,743
	2011	180,000	N/A	293,882(3)	110,000(4)	N/A	N/A	15,613	599,513
Angela Yap	2013	37,422	N/A	Nil	N/A	N/A	N/A	7,453	44,875
CFO(5)	2012	66,667	N/A	104,427(6)	N/A	N/A	N/A	19,000	190,094

(1)	Financial years ended March 31, 2011, March 31, 2012, and March 31, 2013, respectively.
(2)
Mr. O’Connor was appointed President and CEO of the Company on October 2, 2008.  None of this salary relates to his role as a director. Mr. O’Connor has agreed to step down as President and Chief Executive Officer, and Ronald Lang is expected to be appointed as new President and Chief Executive Officer following the Reorganization (See “Reorganization, Private Placement and Approval of Creation of New Control Person” above for more detail).

(3)
The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.37, exercise price - $0.38, an option life of 5 years, a risk-free interest rate of 2.7% and a volatility of 104%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on March 31, 2013.

(4)	Includes a cash bonus.
(5)	Ms. Yap was appointed as CFO on May 30, 2011.
(6)
The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.17, exercise price - $0.22, an option life of 5 years, a risk-free interest rate of 2.23% and a volatility of 104.44%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on March 31, 2013.

Incentive Plan Awards

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs, nor any share-based award plan under which equity-based instruments that do not have option-like features can be issued.

The Company has the Plan, pursuant to which stock options may be granted to officers, directors, employees and service providers of the Company.  See “Stock Option Plan” above.

Outstanding Option-Based Awards

The following table sets forth option-based awards made to each of the NEOs and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share- based Payments that have not Vested ($)	Market or Pay-out Value of vested share- based awards not paid out or distributed ($)
Michael E. O’Connor(3)	1,000,000	0.12	February 12, 2014	Nil	N/A	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A	N/A
Angela Yap	600,000	0.22	June 1, 2016	Nil	N/A	N/A	N/A

(1)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2013, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.

(2)	The Company does not have incentive plan awards other than option-based awards.

(3)
Mr. O’Connor has agreed to step down as President and Chief Executive Officer, and Ronald Lang is expected to be appointed as new President and Chief Executive Officer following the Reorganization (See “Reorganization, Private Placement and Approval of Creation of New Control Person” above for more detail).

Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2013, for each NEO:

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(2) ($)
Michael E. O’Connor(3)	Nil	N/A	N/A
Angela Yap	Nil	N/A	N/A

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

(3)
Mr. O’Connor has agreed to step down as President and Chief Executive Officer, and Ronald Lang is expected to be appointed as new President and Chief Executive Officer following the Reorganization (See “Reorganization, Private Placement and Approval of Creation of New Control Person” above for more detail).

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The employment agreement of Michael E. O’Connor, President and CEO of the Company, provides that the Company may terminate such employment without cause upon written notice thereof stating the effective date of such termination (the “Termination Date”).  In such event, the Company would be obligated to provide Mr. O’Connor with (i) payment of any accrued salary, vacation and bonuses owing but unpaid up to the Termination Date; (ii) payment in the amount equal to one year’s salary and the average of his annual bonus, if any, for the three years prior to the Termination Date; (iii) maintenance of Mr. O’Connor’s participation in employee benefit programs other than disability insurance coverage until the earlier of Mr. O’Connor securing comparable alternate benefits and the expiry of one year following the Termination Date; and (iv) all previously unvested options granted to Mr. O’Connor which have not vested shall be deemed to vest on the Termination Date and remain exercisable until the earlier of their expiration date and one year from the Termination Date (collectively, the “Severance”). In the event of a change of control, which includes the acquisition, directly or indirectly, by any person of shares which constitutes in the aggregate 50% or more of the outstanding shares, Mr. O’Connor may resign on one month’s written notice within six months of the completion of the Change of Control and receive the Severance. If Mr. O’Connor had been terminated without cause effective March 31, 2013, being the last business day of the most recently completed financial year, or if he had resigned effective such date within six months of a Change of Control, he would have been entitled to receive Severance of $180,000.

Pursuant to an agreement dated effective August 27, 2013 between the Company and Mr. O’Connor, Mr. O’Connor has agreed not to stand for re-election as a director and to step down as President and Chief Executive Officer effective as of October 8, 2013 (the "Termination Date").   In consideration for his stepping down, the Company agreed to pay Mr. O'Connor a lump sum payment of $132,750 which includes all accrued and unpaid salary and vacation pay owing to Mr. O'Connor up to and including the Termination Date.  Following the Termination Date, the Company has agreed to maintain Mr. O'Connor's medical and dental benefits and life insurance coverage on the same terms while he was employed with the Company until the earlier of a) Mr.

O'Connor having secured comparable benefits; and b) 12 months after the Termination Date. In addition, all of Mr. O'Connor's previously unvested stock options will vest as of the Termination Date, and his options will remain exercisable until 12 months after the Termination Date.  The Company has also agreed to maintain directors and officers liability insurance in favour of Mr. O'Connor for a period of six years after the Termination Date.

The employment agreement of Angela Yap, CFO of the Company, provides for the same terms as Mr. O’Connor except that Ms. Yap’s contract is with both Cream and Quorum Management and Administrative Services Inc. (“Quorum”). Consequently Ms. Yap’s employment agreement provides for the payment of 50% of her annual salary or $80,000.00.

The Company was a party to a shareholder and operating agreement dated August 3, 2001 (the “Services Agreement”) pursuant to which Quorum, a private company held jointly by the Company and other public companies, provides management, administrative, geological and other services on a full cost recovery basis. In the event of a withdrawal by the Company from the Services Agreement, the Company would be obligated to pay Quorum a termination fee of approximately $136,000 in recognition of the obligations assumed, assets acquired and commitments entered into with third parties by Quorum in order to provide services to the Company under the Services Agreement. The shareholders of Quorum, upon a review of the costs of services provided by Quorum to the Company and the other public companies, determined that significant cost savings could be realized through outsourcing of the services provided by Quorum. Consequently the shareholder companies ceased employing the services of Quorum as of August 31, 2012. Currently Quorum is inactive. The shareholder companies have agreed the termination fees that each shareholder company is responsible for will be waived.

Director Compensation

The following table sets out all amounts of compensation provided to the directors who are not also NEOs for the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share - based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Robin Merrifield(1)	17,750	Nil	Nil	Nil	Nil	Nil	17,750
Gerald M. Feldman(1)	12,000	Nil	Nil	Nil	Nil	Nil	12,000
Sargent H. Berner(2)	8,500	Nil	Nil	Nil	Nil	Nil	8,500
Christopher Hebb(1)	12,250	Nil	Nil	Nil	Nil	Nil	12,250
Ronald Lang	8,500	Nil	Nil	Nil	Nil	Nil	8,500
Dwayne Melrose(1)	8,500	Nil	Nil	Nil	Nil	Nil	8,500

(1) Will not stand for re-election as a director at the Meeting.
(2) Sargent Berner resigned as a director of the Company on August 12, 2013.

The directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, as follows.

On June 23, 2011 the Board of Directors approved a resolution to compensate all Directors of the Company, with the exception of two non-independent directors, as follows:

Chairman and Chair of the Audit Committee	$15,000 per year

Other Directors	$10,000 per year

Attendance at directors meetings	$250 per meeting

In addition, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. This is subject to recommendation by the CCGC committee. As of August 28, 2013 directors’ fees in the total amount of $83,500 have been deferred.

Incentive Plan Awards - Outstanding Option-Based Awards

The Company does not have an incentive plan pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded to directors.

The Company’s Plan provides for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. See “Stock Option Plan” above.

The following table sets out all option-based awards outstanding to directors who are not also NEOs as at the end of the last financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share- based Awards that have not Vested (2) ($)	Market or Payout Value of Share- based Awards not Paid Out or Distributed(2) ($)
Robin Merrifield(3)
	100,000	0.12	February 12, 2014	Nil	N/A	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A	N/A
Gerald M. Feldman(3)	400,000	0.38	March 4, 2016	Nil	N/A	N/A	N/A
Sargent H. Berner(4)	100,000	0.12	February 12, 2014	Nil	N/A	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A	N/A
Christopher Hebb(3)	400,000	0.16	June 23, 2016	Nil	N/A	N/A	N/A
Ronald Lang	400,000	0.16	June 23, 2016	Nil	N/A	N/A	N/A
Dwayne Melrose(3)	400,000	0.16	June 23, 2016	Nil	N/A	N/A	N/A

(1)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2013, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

(3)	Will not stand for re-election as a director at the Meeting.

(4)	Sargent Berner resigned as a director of the Company on August 12, 2013.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2013 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Robin Merrifield(4)	N/A	N/A	N/A
Gerald M. Feldman(4)	N/A	N/A	N/A
Sargent H. Berner(5)	N/A	N/A	N/A
Christopher Hebb(4)	N/A	N/A	N/A
Ronald Lang	N/A	N/A	N/A
Dwayne Melrose(4)	N/A	N/A	N/A

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	There were no options granted during the most recently completed financial year.

(3)	The Company does not have incentive plan awards in place other than option-based awards.

(4)	Will not stand for re-election as a director at the Meeting.

(5)	Sargent Berner resigned as a director of the Company on August 12, 2013.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders(1)	9,235,000	$0.29	6,299,058
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	9,235,000	$0.29	6,299,058

(1)	The only “equity compensation plan” in place is the Plan. See “Option Based Awards” above. The above table presents information as at March 31, 2013.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at August 28, 2013, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is and are owing to the Company or its subsidiaries, or which indebtedness is owing to another entity and is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person or proposed director of the Company, and no associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE

The Audit Committee Charter

Mandate

The primary function of the Company’s audit committee (the “Audit Committee”) is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of  internal  controls  regarding  finance  and  accounting and  the  Company’s  auditing,  accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Robin M. Merrifield(1)	Independent(2)	Financially Literate(2)
Christopher Hebb(1)	Independent(2)	Financially Literate(2)
Gerald M. Feldman(1)	Independent(2)	Financially Literate(2)

(1)	Will not stand for re-election as a director at the Meeting.
(2)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

It is anticipated that the Audit Committee will be reconstituted promptly following the Meeting to include members from the slate of newly elected directors.

Relevant Education and Experience

The education and experience of each member of the current Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Robin M. Merrifield(1)	Chartered Accountant (1969) South Africa CTA (1964) University of Cape Town
From July 2006 Mr. Merrifield has been an Executive Vice President of Uranium One Inc., a publicly-traded company listed on the TSX, and from July 2006 to October 2010 was also the CFO of such company. From 1997 to 2001, he was Vice President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Name of Member	Education	Experience
Christopher Hebb(1)	LLB (1966) from University of Toronto
Mr. Hebb is President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company. Mr. Hebb holds an LL.B. from the University of Toronto and was licensed as a lawyer in Alberta and British Columbia focusing on corporate and securities law and international business transactions. Mr. Hebb’s career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production.

Gerald M. Feldman(1)	Chartered Accountant (1985) Canada
Mr. Feldman is the Chief Financial Officer of Pinetree Capital Ltd., a venture capital firm, Mega Uranium Ltd., a uranium exploration company, Terreno Resources Corporation, a mineral exploration development company, and Brownstone Energy Inc., an oil and gas exploration company. Mr. Feldman is a chartered accountant, and currently is also a partner of DNTW Chartered Accountants LLP. Previously, Mr. Feldman was a partner in a number of accounting firms. From 1994 to December 2007 and December 2009 to February 2011, he was a partner at Feldman & Associates LLP, Chartered Accountants; and from December 2007 to December 2009, he was a partner at Schwartz Levitsky Feldman Chartered Accountants LLP.

(1)	Will not stand for re-election as a director at the Meeting.

It is anticipated that the Audit Committee will be reconstituted promptly following the Meeting to include members from the slate of newly elected directors.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “The Audit Committee Charter - External Auditors”.

External Auditors Service Fees (By Category)

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services	2012 ($)	2013 ($)
Audit Fees	57,500	25,000
Audit-Related Fees(1)	2,500	100
Tax Fees	Nil	Nil
All Other Fees(2)	1,190	502
Total fees	60,690	25,602

(1)
Audit-Related Fees include services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2)	Canadian Public Accounting Board Fees.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each committee of the Board is set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board

The Board currently consists of seven (7) directors, 6 of whom are independent based upon the test for independence set forth in section 1.4 of NI 52-110.  Christopher H. Hebb, Robin M. Merrifield, Gerald M. Feldman, Ronald Lang and Dwayne Melrose are independent. Michael E. O’Connor is not independent as he is the President and CEO of the Company.

Following the Meeting and the Reorganization, it is anticipated that the Board will consist of three (3) directors, three 3 of whom would be considered independent based upon the test for independence set forth in section 1.4 of NI 52-110.  Darryl Drummond and Benjamin Ainsworth would be considered independent. Ronald Lang would not be considered independent in his role as President and Chief Executive Officer of the Company.  Additionally, it is anticipated that Darryl Drummond will act as lead director of the Company, in accordance with Canadian securities laws best practices.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team, of which the CEO also sits on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are, however, able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the Audit Committee who meets with and has access to the Company’s auditors without the requirement for involvement by the Chief Financial Officer.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule “A” attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	a Board Manual which provides information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

2.	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

3.	access to management and technical experts and consultants; and

4.	information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the “Code”) that is posted on its website at www.creamminerals.com and under the Company’s profile at www.sedar.com prior to the Meeting. The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the CCGC. The CCGC also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirm that no material change reports have been filed by the Company since the beginning of the Company’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted. The CCGC has responsibility for identifying potential Board candidates. The CCGC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The nominees are generally the result of recruitment efforts by the CCGC, including both formal and informal discussions among Board members and the President and CEO. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The CCGC has responsibility for reviewing and recommending to the Board compensation for the directors and senior management. See “Executive Compensation – Compensation Discussion and Analysis”.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the CCGC on its assessment of the functioning of the Board and reports from each of the CCGC and Audit Committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Compensation and Corporate Governance Committee

The CCGC is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors’ compensation.

For information relating to the CCGC’s report on executive compensation, see “Executive Compensation” above. This committee meets at least once annually. Currently, the members are Robin M. Merrifield and Gerald Feldman, each of whom is independent of the Company. Sargent Berner, formerly a member of the CCGC, resigned as a director of the Company on August 12, 2013.  Robin M. Merrifield and Gerald Feldman will not stand for re-election as director at the Meeting, and it is anticipated that the CCGC will be reconstituted promptly following the Meeting to include members from the slate of newly elected directors.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-687-4622 to request copies of the Company’s financial statements and related MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 28th day of August, 2013.

APPROVED BY THE BOARD OF DIRECTORS

“Michael E. O’Connor”
MICHAEL E. O’CONNOR
President, CEO and Director

Schedule “A”

The participation of the directors of the Company, and nominate directors, in other reporting issuers is as follows:

Name of Director	Name of Reporting Issuer
Robin M. Merrifield(1)	Riverstone Resources Inc. Sultan Minerals Inc. Acrex Ventures Ltd. Alhambra Resources Ltd.
Gerald M. Feldman(1)
Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.)
Augusta Industries Inc. (formerly Fiber Optic Systems Technology, Inc.)
Mooncor Oil & Gas Corp.
Latin American Minerals Inc.
X-Terra Resources Corporation

Ronald Lang	Interconnect Ventures Corporation
Dwayne Melrose(1)	Riverstone Resources Inc.
Darryl Drummond(2)	Gold Port Resources Inc.
Benjamin Ainsworth(2)	Canyon Copper Corp. Interconnect Ventures Corp. Columbia Yukon Explorations Inc. Black Panther Mining Corp. Sultan Minerals Inc. Dajin Resources Corp.

(1)	Will not stand for re-election at the Meeting.

(2)	Nominated for election as director at the Meeting for the first time.